1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
Taiwan Semiconductor Manufacturing
Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ________.)

FOR IMMEDIATE RELEASE	3Q08 Quarterly Management Report October 30, 2008
CONTACT
Elizabeth Sun / Harrison Hsueh
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2088
Topics in This Report
•	Revenue Analysis
•	Profit & Expense Analysis
•	Financial Condition Review
•	Cash Flow
•	CapEx & Capacity
•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in NT billions except otherwise noted)	3Q08	2Q08	3Q07	QoQ	YoY
EPS (NT$per common share)	1.18	1.10	1.13	7.5%	4.9%
(US$per ADR unit)	0.19	0.18	0.17

Consolidated Net Sales	92.98	88.14	88.96	5.5%	4.5%
Gross Profit	43.09	40.22	40.72	7.1%	5.8%
Gross Margin	46.3%	45.6%	45.8%

Operating Expense	(10.18)	(9.85)	(8.37)	3.3%	21.6%
Operating Income	32.92	30.37	32.35	8.4%	1.7%
Operating Margin	35.4%	34.5%	36.4%
Non-Operating Items	1.51	2.00	1.87	(24.5%)	(18.9%)

Net Income	30.57	28.77	30.37	6.3%	0.7%
Net Profit Margin	32.9%	32.6%	34.1%

Wafer Shipment (kpcs 8 inch-equiv.)	2,411	2,329	2,226	3.5%	8.3%

Note: Total outstanding shares were 25,625mn units on 9/30/08
Remarks:
The diluted earnings per share in 3Q08 were NT$1.18, representing an increase of 4.9% over the same period last year and an increase of 7.5% from the previous quarter. The consolidated operating results of 3Q08 are summarized below:
Net sales in the third quarter were NT$93.0 billion, up 4.5% from NT$89.0 billion in 3Q07 and up 5.5% from NT$88.1 billion in 2Q08.
Gross profit for the quarter was NT$43.1 billion with gross margin of 46.3%, 0.7 percentage point higher than the 45.6% gross margin in 2Q08, mainly due to a favorable change of the exchange rate.
Operating expenses, including expenses accrued for employee profit sharing, were NT$10.2 billion or 10.9% of net sales. The combined result from non-operating income and long-term investments was a gain of NT$1.5 billion.
Consolidated net income attributable to shareholders of the parent company, including an accrual of employee profit sharing, was NT$30.6 billion, slightly up 0.7% from a year ago level and up 6.3% from the previous quarter. Net profit margin was 32.9% for 3Q08.

TSMC October 30, 2008	Page 2
I. Revenue Analysis
     I. Wafer Sales Analysis

By Application	3Q08	2Q08	3Q07
Computer	33%	31%	32%
Communication	41%	41%	42%
Consumer	20%	21%	17%
Industrial/Others	6%	7%	9%

By Technology	3Q08	2Q08	3Q07
65nm and below	25%	18%	7%
90nm	26%	28%	27%
0.11/0.13um	15%	17%	22%
0.15/0.18um	22%	23%	28%
0.25/0.35um	9%	10%	11%
0.50um+	3%	4%	5%

By Customer Type	3Q08	2Q08	3Q07
Fabless/System	70%	71%	66%
IDM	30%	29%	34%

By Geography	3Q08	2Q08	3Q07
North America	74%	73%	74%
Asia Pacific	13%	13%	13%
Europe	10%	11%	10%
Japan	3%	3%	3%
Revenue Analysis:
In-line with our guidance, the third quarter 2008 revenue reached NT$93.0 billion. 3Q08 business saw a continued improvement and revenue benefited from a 2.4% depreciation in the NT dollar against the US dollar. Demand grew across the board during the quarter. On a quarter-over-quarter basis, revenues from computer, communication, and consumer applications increased 9%, 7% and 1%, respectively.
As a result of continued strong ramp for our 65nm technology, revenue from 65nm reached 25% of total wafer sales during the quarter, up from 18% in the previous quarter. Meanwhile, revenue from 90nm declined slightly to 26% of total wafer sales. Overall, revenues from advanced technologies (0.13-micron and below) accounted for 66% of total wafer sales, up from 63% in 2Q08.
Revenues from IDM customers accounted for 30% of total wafer sales in 3Q08, slightly up from 2Q08.
From a geographic perspective, revenues from customers based in North America accounted for 74% of total wafer sales. Meanwhile, sales from customers in Asia Pacific, Europe and Japan accounted for 13%, 10% and 3% of wafer sales, respectively.
II. Profit & Expense Analysis
     II — 1. Gross Profit Analysis

(In NT billions)	3Q08	2Q08	3Q07
COGS	49.89	47.92	48.23
Depreciation	19.06	18.23	18.20
Other MFG Cost	30.83	29.69	30.03

Gross Profit	43.09	40.22	40.72

Gross Margin	46.3%	45.6%	45.8%
Gross Profit Analysis:
Gross margin in 3Q08 was 46.3%, up 0.7 percentage point from the previous quarter, mainly reflecting a favorable change of the exchange rate.

TSMC October 30, 2008	Page 3
     II — 2. Operating Expenses

(In NT billions)	3Q08	2Q08	3Q07
Total Operating Exp.	10.18	9.85	8.37
SG&A	4.20	4.45	3.68
Research & Development	5.98	5.40	4.69
Total Operating Exp. as a % of Sales	10.9%	11.1%	9.4%
Operating Expenses:
Total operating expenses for 3Q08 increased by 3.3% sequentially to reach NT$10.2 billion, or 10.9% of net sales, compared with 11.1% of net sales in the previous quarter.
Research and development expenditures increased by NT$577 million quarter-over-quarter, mainly due to 32nm technology development and 45nm technology transfer.
SG&A expenses decreased by NT$248 million from the previous quarter, primarily due to less spending in this quarter for the ramp-up of Fab 14 Phase 3 and for the promotion of world-wide technology marketing activities.
     II — 3. Non-Operating Items

(In NT billions)	3Q08	2Q08	3Q07
Non-Operating Inc./(Exp.)	1.33	1.72	1.09
Net Interest Income/(Exp.)	1.15	1.24	1.10
Other Non-Operating	0.18	0.48	(0.01)

L-T Investments	0.18	0.28	0.78
SSMC	0.15	0.30	0.41
Others	0.03	(0.02)	0.37

Total Non-Operating Items	1.51	2.00	1.87
Non-Operating Items:
Combined result from non-operating income and long-term investments income was a gain of NT$1.5 billion for the third quarter 2008.
Non-operating income was NT$1.3 billion, down from NT$1.7 billion in 2Q08, primarily due to an increase of valuation losses on financial instruments, less gains from disposal of financial assets, and recognition of losses from idle tools, but partially offset by less impairment losses of financial assets.
Net investment income decreased by NT$94 million in the quarter to NT$185 million.
     II — 4. PSE Impact

	3Q08	2Q08	3Q07
Gross Margin w/ PSE	46.3%	45.6%	41.3%
Gross Margin w/o PSE	48.9%	48.2%	45.8%
PSE Impact	-2.6%	-2.6%	-4.5%

Operating Margin w/ PSE	35.4%	34.5%	27.7%
Operating Margin w/o PSE	40.3%	39.4%	36.4%
PSE Impact	-4.9%	-4.9%	-8.7%

*	PSE: Profit Sharing Expenses

**	2007 PSE impact is estimated using the 6/12/2008 closing share price adjusted for dividends
The Impact of Employee Profit Sharing:
Total impact from employee profit sharing expensing (PSE) on gross margin in 3Q08 was 2.6 percentage points, flat comparing to the previous quarter.
Similarly, total PSE impact on operating margin was 4.9 percentage points in 3Q08.

TSMC October 30, 2008	Page 4
III. Financial Condition Review
     III — 1. Liquidity Analysis
(Selected Balance Sheet Items)

(In NT billions)	3Q08	2Q08	3Q07
Cash & Marketable Securities	158.17	223.99	176.39
Accounts Receivable — Trade	45.33	41.86	42.36
Inventory	21.82	23.36	24.53
Total Current Assets	232.35	299.76	250.06
Accounts Payable	17.75	21.14	24.24
Current Portion of Bonds Payable	8.00	8.00	4.50
Dividends Payable	0.00	77.04	0.00
Accrued Bonus to Employees, Directors and Supervisors	13.46	12.96	0.00
Accrued Liabilities and Others	22.92	27.84	22.15
Total Current Liabilities	62.13	146.98	50.89
Current Ratio (x)	3.7	2.0	4.9
Net Working Capital	170.22	152.78	199.17
Liquidity Analysis:
At the end of 3Q08, total current assets decreased by NT$ 67.4 billion to NT$232.3 billion, mainly due to the decrease of NT$65.8 billion in cash and marketable securities as we paid cash dividend of NT$76.8 billion in this quarter.
Total current liabilities decreased by NT$84.8 billion in this quarter, primarily due to the payment of cash dividends accrued in the previous quarter.
Net working capital was NT$170.2 billion and current ratio increased to 3.7 at the end of this quarter.
     III — 2. Receivable/Inventory Days

(In Number of Days)	3Q08	2Q08	3Q07
Days of Receivable	43	42	42
Days of Inventory	45	47	48
Receivable and Inventory Days:
Sequentially, days of receivable increased by one day to 43 days in 3Q08 while days of inventory decreased by two days to 45 days.
     III — 3. Debt Service

(In NT billions)	3Q08	2Q08	3Q07
Cash & Marketable Securities	158.17	223.99	176.39
Interest-Bearing Debt	23.41	22.90	26.66
Net Cash Reserves	134.76	201.09	149.73
Debt Service:
Net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — decreased by NT$66.3 billion to NT$134.8 billion at the end of 3Q08, primarily due to the payment of cash dividends.

TSMC October 30, 2008	Page 5
IV. Cash Flow
     IV — 1. Cash Flow Analysis

(In NT billions)	3Q08	2Q08	3Q07
Net Income	30.57	28.77	30.37
Depreciation & Amortization	20.69	20.03	19.86
Other Operating Sources/(Uses)	4.64	(3.75)	0.98
Total Operating Sources/(Uses)	55.90	45.05	51.21

Capital Expenditure	(10.38)	(22.27)	(24.92)
Marketable Financial Instruments	(18.07)	27.20	(2.76)
Other Investing Sources/(Uses)	1.93	(1.33)	(6.78)
Net Investing Sources/(Uses)	(26.52)	3.60	(34.46)

Cash Dividends	(76.78)	0.00	(77.39)

Employee Profit Sharing	(3.94)	0.00	(4.57)

Purchase of Treasury Stock	(23.81)	(6.62)	0.00
Other Financing Sources/(Uses)	(0.43)	(0.23)	(0.02)
Net Financing Sources/(Uses)	(104.96)	(6.85)	(81.98)

Net Cash Position Changes	(75.58)	41.80	(65.23)

Exchange Rate Changes & Others	2.68	(0.73)	0.17

Ending Cash Balance	112.45	185.35	98.33
Summary of Cash Flow:
Cash generated from operating activities totaled NT$55.9 billion during the quarter, up from NT$45.1 billion in 2Q08.
Net cash used in investing activities was NT$26.5 billion in 3Q08, reflecting the capital expenditure of NT$10.4 billion and a net increase of NT$18.1 billion in marketable financial instruments.
Net cash used in financing activities was NT$105.0 billion during the quarter, as we paid NT$80.7 billion for cash dividends and employee profit sharing as well as NT$23.8 billion in share buyback.
As a result, TSMC ended the quarter with a cash balance of NT$112.4 billion.
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$55.9 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$45.5 billion in 3Q08, compared to NT$22.8 billion in 2Q08.

TSMC October 30, 2008	Page 6
V. CapEx & Capacity
     V — 1. Capital Expenditures

(In US millions)	1Q08	2Q08	3Q08	YTD
TSMC	452	712	317	1,481
XinTec and GUC	13	5	3	21
TSMC Shanghai & WaferTech	18	11	11	40
Other TSMC Subsidiaries	1	0	1	2

Total TSMC	484	728	332	1,544
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$332 million during the quarter.
First quarter through third quarter 2008, total capital expenditure reached US$1.5 billion.
     V—2. Capacity

	1Q08	2Q08	3Q08	4Q08	2008
Fab / (Wafer size)	(A)	(A)	(A)	(F)	(F)
Fab-2 (6")[1]	248	267	270	272	1,056
Fab-3 (8")	277	281	268	274	1,100
Fab-5 (8")	163	165	161	161	650
Fab-6 (8")	265	267	268	282	1,082
Fab-8 (8")	262	275	267	272	1,076
Fab-12 (12")[2]	197	207	214	221	840
Fab-14 (12")[2]	167	185	229	236	818
WaferTech (8")	105	105	106	106	420
TSMC (Shanghai) (8")	88	110	128	128	453
TSMC total capacity (8" equiv. Kpcs)	2,117	2,236	2,346	2,405	9,104
SSMC (8")	63	67	69	73	272
Total managed capacity (8” equiv. Kpcs)	2,180	2,303	2,416	2,478	9,377

Note:	1.	Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

	2.	Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Total TSMC managed capacity was 2,416K 8-inch equivalent wafers in the third quarter, 5% more than 2Q08. TSMC managed capacity in 4Q08 will increase by 3% to reach 2,478K 8-inch equivalent wafers.
Total managed capacity for 2008 is expected to reach 9,377K 8-inch equivalent wafers, representing an increase of 13% from 8,290K 8-inch equivalent wafers in 2007, while capacity for 12-inch wafer fabs will increase by 27%.

TSMC October 30, 2008	Page 7
VI. Recap of Recent Important Events & Announcements
●	TSMC Wins Asia’s Best Companies Poll 2008 Held by FinanceAsia to Be Taiwan’s Best Managed Companies, Best Corporate Governance, Best Investor Relations, And Most Committed to a Strong Dividend Policy (2008/09/30)

●	TSMC’s 28nm Will Be a Full Node Process to Provide First Comprehensive Manufacturing Platform Featuring Both High-K Metal Gate And Silicon Oxynitride (2008/09/29)

●	TSMC Was Selected As DJSI Member For Eighth Straight Year and Joins Carbon Disclosure Leadership Index For First Time (2008/09/26)

●	Philips Completes Exit of TSMC Shareholding (2008/08/14)

●	TSMC Board Approves Plan to Buy Back Shares Up to NT$16.5 Billion (Approximately US$542 Million), or No More Than 283 Million Shares, of The Company’s Common Shares from The Open Market (2008/08/12)

●	TSMC Fab 14, Phase 3 Wins LEED Green Building Certification With “Gold Class” Score (2008/08/07)

●	TSMC Announces Material Information About Clarification of TSMC’s Business Outlook for The Second And Third Quarters 2008 (2008/07/03)

●	TSMC Announces Common Share Ex-dividend Date at July 16th, 2008 (2008/07/01)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	September 30, 2008 (unaudited)			June 30, 2008 (audited)		September 30, 2007 (unaudited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$3,500	$112,446	20.4	$185,346	30.1	$98,328	16.8	($72,900)	(39.3)	$14,118	14.4
Investments in Marketable Financial Instruments	1,423	45,724	8.3	38,642	6.3	78,064	13.3	7,082	18.3	(32,340)	(41.4)
Accounts Receivable — Trade	1,411	45,333	8.2	41,858	6.8	42,357	7.2	3,475	8.3	2,976	7.0
Inventories, Net	679	21,817	4.0	23,359	3.8	24,532	4.2	(1,542)	(6.6)	(2,715)	(11.1)
Other Current Assets	219	7,029	1.3	10,558	1.7	6,775	1.2	(3,529)	(33.4)	254	3.8

Total Current Assets	7,232	232,349	42.2	299,763	48.7	250,056	42.7	(67,414)	(22.5)	(17,707)	(7.1)

Long-Term Investments	1,303	41,874	7.6	31,937	5.2	45,991	7.8	9,937	31.1	(4,117)	(9.0)

Property, Plant and Equipment	26,449	849,818	154.5	836,936	136.0	786,850	134.2	12,882	1.5	62,968	8.0
Less: Accumulated Depreciation	(18,597)	(597,523)	(108.6)	(574,738)	(93.4)	(521,614)	(89.0)	(22,785)	4.0	(75,909)	14.6

Property, Plant and Equipment, Net	7,852	252,295	45.9	262,198	42.6	265,236	45.2	(9,903)	(3.8)	(12,941)	(4.9)

Other Assets	731	23,481	4.3	21,325	3.5	25,124	4.3	2,156	10.1	(1,643)	(6.5)

Total Assets	$17,118	$549,999	100.0	$615,223	100.0	$586,407	100.0	($65,224)	(10.6)	($36,408)	(6.2)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-Term Bank Loans	$—	$—	—	$—	—	$98	—	$—	—	($98)	(100.0)
Accounts Payable	301	9,671	1.8	11,632	1.9	12,492	2.1	(1,961)	(16.9)	(2,821)	(22.6)
Payables to Contractors and Equipment Suppliers	252	8,082	1.4	9,511	1.5	11,745	2.0	(1,429)	(15.0)	(3,663)	(31.2)
Accrued Expenses and Other Current Liabilities	1,124	36,124	6.6	117,576	19.2	21,776	3.8	(81,452)	(69.3)	14,348	65.9
Current Portion of Bonds Payable and Long-Term Liabilities	257	8,258	1.5	8,262	1.3	4,782	0.8	(4)	(0.0)	3,476	72.7

Total Current Liabilities	1,934	62,135	11.3	146,981	23.9	50,893	8.7	(84,846)	(57.7)	11,242	22.1

Bonds Payable	140	4,500	0.8	4,500	0.7	12,500	2.1	—	—	(8,000)	(64.0)
Other Long-Term Liabilities	546	17,541	3.2	17,055	2.8	18,395	3.1	486	2.9	(854)	(4.6)

Total Liabilities	2,620	84,176	15.3	168,536	27.4	81,788	13.9	(84,360)	(50.1)	2,388	2.9

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock	8,062	259,042	47.1	261,535	42.5	264,262	45.1	(2,493)	(1.0)	(5,220)	(2.0)
Capital Surplus	1,571	50,463	9.2	50,917	8.3	53,713	9.2	(454)	(0.9)	(3,250)	(6.1)
Retained Earnings	5,315	170,779	31.0	151,953	24.7	184,380	31.4	18,826	12.4	(13,601)	(7.4)
Treasury Stock	(514)	(16,500)	(3.0)	(14,845)	(2.4)	(918)	(0.2)	(1,655)	11.1	(15,582)	1697.2
Others	(53)	(1,708)	(0.3)	(6,319)	(1.1)	(162)	—	4,611	(73.0)	(1,546)	954.2

Total Equity Attributable to Shareholders of the Parent	14,381	462,076	84.0	443,241	72.0	501,275	85.5	18,835	4.2	(39,199)	(7.8)
Minority Interests	117	3,747	0.7	3,446	0.6	3,344	0.6	301	8.7	403	12.1

Total Shareholders’ Equity	14,498	465,823	84.7	446,687	72.6	504,619	86.1	19,136	4.3	(38,796)	(7.7)

Total Liabilities & Shareholders’ Equity	$17,118	$549,999	100.0	$615,223	100.0	$586,407	100.0	($65,224)	(10.6)	($36,408)	(6.2)

Note :	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.130 as of September 30, 2008.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended September 30, 2008, June 30, 2008, September 30, 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	3Q 2008			2Q 2008		3Q 2007		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,984	$92,979	100.0	$88,137	100.0	$88,955	100.0	$4,842	5.5	$4,024	4.5
Cost of Sales	(1,601)	(49,885)	(53.7)	(47,916)	(54.4)	(48,231)	(54.2)	(1,969)	4.1	(1,654)	3.4

Gross Profit	1,383	43,094	46.3	40,221	45.6	40,724	45.8	2,873	7.1	2,370	5.8

Operating Expenses
Research and Development Expenses	(192)	(5,981)	(6.4)	(5,404)	(6.1)	(4,691)	(5.3)	(577)	10.7	(1,290)	27.5
General and Administrative Expenses	(96)	(2,979)	(3.2)	(3,170)	(3.6)	(2,872)	(3.2)	191	(6.0)	(107)	3.7
Sales and Marketing Expenses	(39)	(1,217)	(1.3)	(1,274)	(1.4)	(808)	(0.9)	57	(4.5)	(409)	50.5

Total Operating Expenses	(327)	(10,177)	(10.9)	(9,848)	(11.1)	(8,371)	(9.4)	(329)	3.3	(1,806)	21.6

Income from Operations	1,056	32,917	35.4	30,373	34.5	32,353	36.4	2,544	8.4	564	1.7

Non-Operating Income, Net	43	1,328	1.4	1,725	1.9	1,083	1.2	(397)	(23.0)	245	22.5
Investment Gains	6	185	0.2	279	0.3	782	0.9	(94)	(33.6)	(597)	(76.3)

Income before Income Tax	1,105	34,430	37.0	32,377	36.7	34,218	38.5	2,053	6.3	212	0.6

Income Tax Expenses	(118)	(3,658)	(3.9)	(3,503)	(4.0)	(3,600)	(4.1)	(155)	4.4	(58)	1.6

Net Income	987	30,772	33.1	28,874	32.7	30,618	34.4	1,898	6.6	154	0.5

Minority Interests	(6)	(198)	(0.2)	(103)	(0.1)	(248)	(0.3)	(95)	91.4	50	(20.2)

Net Income Attributable to Shareholders of the Parent	981	30,574	32.9	28,771	32.6	30,370	34.1	1,803	6.3	204	0.7

Earnings per Share — Diluted	$0.04	$1.18		$1.10		$1.13		$0.08	7.5	$0.05	4.9

Earnings per ADR — Diluted (2)	$0.19	$5.91		$5.50		$5.64		$0.41	7.5	$0.27	4.9

Weighted Average Outstanding Shares — Diluted (’M) (3)		25,850		26,153		26,932

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.162 for the third quarter of 2008.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,153M and 26,932M shares for 2Q08 and 3Q07 respectively after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Nine Months End September 30, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	For the Nine Months Ended September 30
	2008			2007		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$8,647	$268,595	100.0	$228,771	100.0	$39,824	17.4
Cost of Sales	(4,734)	(147,041)	(54.7)	(131,256)	(57.4)	(15,785)	12.0

Gross Profit	3,913	121,554	45.3	97,515	42.6	24,039	24.7

Operating Expenses
Research and Development Expenses	(536)	(16,655)	(6.2)	(12,934)	(5.7)	(3,721)	28.8
General and Administrative Expenses	(284)	(8,811)	(3.3)	(6,926)	(3.0)	(1,885)	27.2
Sales and Marketing Expenses	(118)	(3,674)	(1.4)	(2,691)	(1.1)	(983)	36.5

Total Operating Expenses	(938)	(29,140)	(10.9)	(22,551)	(9.8)	(6,589)	29.2

Income from Operations	2,975	92,414	34.4	74,964	32.8	17,450	23.3

Non-Operating Income, Net	158	4,923	1.8	5,715	2.5	(792)	(13.9)
Investment Gains	34	1,042	0.4	1,631	0.7	(589)	(36.1)

Income before Income Tax	3,167	98,379	36.6	82,310	36.0	16,069	19.5

Income Tax Expenses	(338)	(10,497)	(3.9)	(7,102)	(3.1)	(3,395)	47.8

Net Income	2,829	87,882	32.7	75,208	32.9	12,674	16.9

Minority Interest	(13)	(395)	(0.1)	(516)	(0.2)	121	(23.7)

Net Income Attributable to Shareholders of the Parent	2,816	87,487	32.6	74,692	32.7	12,795	17.1

Earnings per Share — Diluted	$0.11	$3.34		$2.77		$0.57	20.6

Earnings per ADR — Diluted (2)	$0.54	$16.72		$13.87		$2.85	20.6

Weighted Average Outstanding Shares — Diluted (’M) (3)		26,156		26,932

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.064 for nine month ended September 30, 2008.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,932M shares for the nine months ended September 30, 2007 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Nine Months Ended September 30, 2008 and for the Three Months Ended September 30, 2008,
June 30, 2008, and September 30, 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Nine Months 2008		3Q 2008	2Q 2008	3Q 2007
	(unaudited)		(unaudited)	(unaudited)	(unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$2,816	$87,487	$30,574	$28,771	$30,369
Net Income Attributable to Minority Interest	13	394	198	103	248
Depreciation & Amortization	1,949	60,551	20,686	20,034	19,857
Deferred Income Tax	68	2,125	410	1,280	668
Equity in Earnings of Equity Method Investees, Net	(34)	(1,042)	(185)	(280)	(782)
Changes in Working Capital & Others (2)	282	8,735	4,220	(4,857)	852

Net Cash Provided by Operating Activities	5,094	158,250	55,903	45,051	51,212

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(2,213)	(68,738)	(40,201)	(14,635)	(25,042)
Investments Accounted for Using Equity Method	(2)	(55)	(55)	—	(5,810)
Property, Plant and Equipment	(1,544)	(47,965)	(10,378)	(22,274)	(24,917)
Financial Assets Carried at Cost	(12)	(390)	(87)	(90)	(378)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	2,922	90,782	22,126	41,840	22,282
Investments Accounted for Using Equity Method	—	—	—	—	—
Property, Plant and Equipment	6	171	140	30	15
Financial Assets Carried at Cost	4	126	—	35	255
Others	—	14	1,930	(1,310)	(866)

Net Cash Provided by (Used In) Investing Activities	(839)	(26,055)	(26,525)	3,596	(34,461)

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(20)	(619)	(83)	(164)	(447)
Proceeds from Exercise of Stock Options	8	223	51	91	105
Bonus Paid to Directors and Supervisors	(6)	(177)	(177)	—	—
Repayment of Long-Term Bonds Payable	—	—	—	—	—
Cash Dividends Paid for Common Stock	(2,472)	(76,779)	(76,779)	—	(77,387)
Repurchase of Treasury Stock	(1,078)	(33,481)	(23,812)	(6,615)	—
Cash Bonus Paid to Employees	(127)	(3,940)	(3,940)	—	(4,573)
Others	(10)	(322)	(222)	(159)	322

Net Cash Used in Financing Activities	(3,705)	(115,095)	(104,962)	(6,847)	(81,980)

Net Increase (Decrease) in Cash and Cash Equivalents	550	17,100	(75,584)	41,800	(65,229)

Effect of Exchange Rate Changes and Others (2)	12	360	2,684	(731)	166

Cash and Cash Equivalents at Beginning of Period	3,058	94,986	185,346	144,277	163,391

Cash and Cash Equivalents at End of Period	$3,620	$112,446	$112,446	$185,346	$98,328

Note: (1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.064 for the nine months ended September 30, 2008.

(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

Proprietary

TSMC

2008 Third Quarter Investor Conference

October 30, 2008

© 2008 TSMC, Ltd

The Proven Path to Success℠

TSMC 2008 Third Quarter Investor Conference October 30, 2008

Proprietary

Agenda

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© 2008 TSMC, Ltd
The Proven Path to Success SM

Agenda Welcome Elizabeth Sun 3Q08 Financial Results and 4Q08 Outlook Lora Ho CEO Comments Rick Tsai Q&A Rick Tsai / Lora Ho

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 15, 2008 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

3Q08 Financial Highlights

Proprietary

(In NT billions except otherwise noted)	3Q08	3Q08 Guidance	2Q08 Actual	3Q07 Actual[(1)]	QoQ	YoY
Net Sales	92.98	90 - 92	88.14	88.96	5.5%	4.5%
Gross Margin	46.3%	45% - 47%	45.6%	45.8%	+0.7 ppt	+0.5 ppt
Operating Margin	35.4%	34% - 36%	34.5%	36.4%	+0.9 ppt	+1.0 ppt
EPS - Diluted (NT$)[(2)]	1.18		1.10	1.13	7.5%	4.9%
Free Cash Flow	45.53		22.78	26.32	99.9%	73.0%
ROE (%)[(3)]	27.0%		24.2%	25.0%	+2.8 ppt	+2.0 ppt
Shipment (Kpcs, 8"-equiv. Wafer)	2,411		2,329	2,226	3.5%	8.3%
Average Exchange Rate-- NTD/USD	31.16		30.44	32.95	2.4%	-5.4%

(1) Before expensing of employee profit sharing
(2) Total outstanding shares were 25,625mn units on 9/30/08
(3) Annualized ROE for the quarter based on average equity attributable to shareholders of the parent.

P. 4 © 2008 TSMC, Ltd

The Proven Path to Success SM

3Q08 Financial Highlights Before expensing of employee profit sharing Total outstanding shares were 25,625mn units on 9/30/08 Annualized ROE for the quarter based on average equity attributable to shareholders of the parent.

tsmc
Proprietary

Income Statements

(In NT billions except otherwise noted)	3Q08	2Q08	3Q07 (1)	QoQ	YoY
Net Sales	92.98	88.14	88.96	5.5%	4.5%
Gross Margin	**46.3%**	**45.6%**	**45.8%**	**+0.7 ppt**	**+0.5 ppt**
Operating Expenses	(10.18)	(9.85)	(8.37)	3.3%	21.6%
Operating Margin	**35.4%**	**34.5%**	**36.4%**	**+0.9 ppt**	**+1.0 ppt**
Non-Operating Items	1.33	1.72	1.09	-23.0%	22.3%
Long-Term Investment Gains	0.18	0.28	0.78	-34.0%	-76.4%
Taxes	(3.66)	(3.50)	(3.60)	4.4%	1.6%
Net Income	30.57	28.77	30.37	6.3%	0.7%
Net Margin	**32.9%**	**32.6%**	**34.1%**	**+0.3 ppt**	**-1.2 ppt**
EPS (NT Dollar)	1.18	1.10	1.13	7.5%	4.9%

P. 5 © 2008 TSMC, Ltd
The Proven Path to Success SM

Income Statements 3Q07 results do not include expenses of employee profit sharing. (1)

3Q08 Revenue by Applications

Proprietary

Industrial/Others
6%
Consumer
20%
Computer
33%
Communications
41%

Communications
40.0
0.0
Revenue (NT$B)
QoQ +7%
2Q08
3Q08

Computer
40.0
0.0
Revenue (NT$B)
QoQ +9%
2Q08
3Q08

Consumer
40.0
0.0
Revenue (NT$B)
QoQ +1%
2Q08
3Q08

The Proven Path to Success SM
P. 6 © 2008 TSMC, Ltd

3Q08 Revenue by Applications

3Q08 Revenue by Technology

0.25/0.35um
9%
0.5um+
3%
0.15/0.18um
22%
65nm
25%
0.11/0.13um
15%
90nm
26%

65nm Revenue
25
20
15
10
5
0
Revenue (NT$B)
25%
20%
15%
10%
5%
0%
% of Sales (%)
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
Rev (NT$B)
% of Sales

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© 2008 TSMC, Ltd
The Proven Path to Success℠

3Q08 Revenue by Technology

Balance Sheets & Key Indices

tsmc Proprietary

Selected Items from Balance Sheets *(In NT billions excepted otherwise noted)*	3Q08		2Q08		3Q07	
	Amount	%	Amount	%	Amount	%
Cash & Marketable Securities	158.17	28.7%	223.99	36.4%	176.39	30.1%
Accounts Receivable - Trade	45.33	8.2%	41.86	6.8%	42.36	7.2%
Inventory	21.82	4.0%	23.36	3.8%	24.53	4.2%
Long-Term Investment	41.87	7.6%	31.94	5.2%	45.99	7.8%
Net PP&E	252.29	45.9%	262.20	42.6%	265.24	45.2%
Total Assets	**550.00**	100.0%	**615.22**	100.0%	**586.41**	100.0%
Current Liabilities	62.13	11.3%	146.98	23.9%	50.89	8.7%
Long-Term Interest-bearing Debt	15.15	2.8%	14.64	2.4%	21.78	3.7%
Total Liabilities	**84.18**	15.3%	**168.54**	27.4%	**81.79**	13.9%
Total Shareholders' Equity	**465.82**	84.7%	**446.69**	72.6%	**504.62**	86.1%
Key Indices						
A/R Turnover Days	43		42		42	
Inventory Turnover Days	45		47		48	
Current Ratio (x)	3.7		2.0		4.9	
Asset Productivity (x)(1)	1.4		1.3		1.4	

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The Proven Path to Success SM

Balance Sheets & Key Indices Asset productivity = Annualized net sales / Average net fixed assets. (1)

Cash Flows

tsmc
Proprietary

(In NT billions except otherwise noted)	3Q08	2Q08	3Q07
Beginning Balance	**185.35**	**144.28**	**163.39**
Cash from operating activities	55.90	45.05	51.21
Capital expenditures	(10.38)	(22.27)	(24.92)
Cash dividends	(76.78)	0.00	(77.39)
Share buyback	(23.81)	(6.62)	0.00
Repayment of corporate bonds	0.00	0.00	0.00
Short-term investments/others	(17.83)	24.91	(13.96)
Ending Balance	**112.45**	**185.35**	**98.33**
Free Cash Flow[(1)]	45.53	22.78	26.32

(1) Free cash flow = Operating cash flow – Capital expenditures.

P. 9 © 2008 TSMC, Ltd

The Proven Path to Success SM

Cash Flows Free cash flow = Operating cash flow - Capital expenditures. (1)

Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25. Installed Capacity Overall Capacity +13%; Advanced Capacity +27%

Proprietary

Capital Expenditures

Note: 2008 CapEx was based on the weighted average exchange rate of NT$31.064 per US dollar.

P. 11 © 2008 TSMC, Ltd

The Proven Path to Success SM

Capital Expenditures

4Q08 Guidance Revenue is expected to be between NT$69 billion and NT$71 billion, at a forecast exchange rate of 32.73 NT dollars to 1 US dollar averaged over 4Q08. Gross profit margin is expected to be between 34% and 36%. Operating profit margin is expected to be between 21% and 23%.

Recap of Recent Major Events TSMC Wins Asia's Best Companies Poll 2008 Held by FinanceAsia to Be Taiwan's Best Managed Companies, Best Corporate Governance, Best Investor Relations, And Most Committed to a Strong Dividend Policy (2008/09/30) TSMC's 28nm to Be a Full Node Process (2008/09/29) TSMC Selected As DJSI Member For Eighth Straight Year and Joins Carbon Disclosure Leadership Index For First Time (2008/09/26) Philips Completes Exit of TSMC Shareholding (2008/08/14) TSMC Board Approves Plan to Buy Back Shares (2008/08/12) TSMC Fab 14, Phase 3 Wins LEED Green Building Certification With "Gold Class" Score (2008/08/07) TSMC Announces Common Share Ex-dividend Date at July 16th, 2008 (2008/07/01) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

Proprietary

http://www.tsmc.com

invest@tsmc.com

© 2008 TSMC, Ltd

The Proven Path to Success℠

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 30, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer